
03032771




OCT 1 5 2003

PRESS RELEASE

Arcelor completes sale of Segal stake

Luxembourg, October 13th 2003 - Further to its announcement of July 16th 2003, Arcelor S.A. has completed today the sale of its 66.67% share in Segal SCRL to Corus.

Segal, a Belgian joint venture company is a galvanising operation, which, until this transaction, has toll-processed flat carbon steel products of its shareholders Arcelor and Corus.

The completion of the transaction follows confirmation from the European Commission that this meets Arcelor's undertaking to divest its stake in Segal. Following the merger of Aceralia, Arbed and Usinor in February 2002, to form Arcelor, the European Commission required the newly created group to divest a number of assets including Segal.

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